Filed Pursuant to Rule 433
under the Securities Act of 1933
Registration Statement No. 333-144009
Issuer Free Writing Prospectus,

dated November 4, 2009

EQUIFAX INC.

Final Term Sheet

Issuer:	Equifax Inc.

Security:	4.450% Senior Notes due 2014

Ratings:	Baa1 (Moody’s) / BBB+ (Standard & Poor’s)*

Par Amount:	$275,000,000

Trade Date:	November 4, 2009

Settlement Date:	November 9, 2009

Maturity:	December 1, 2014

Coupon (Interest Rate):	4.450%

Interest Payment Dates:	June 1 and December 1 of each year, beginning on June 1, 2010

Price to Public:	99.786%

Net Proceeds:	$272,761,500

Yield to Maturity:	4.497%

Benchmark Treasury:	UST 2.375% due October 31, 2014

Spread to Benchmark Treasury:	T + 212.5 bps

Benchmark Treasury Price and Yield:	2.372%, 100-00+

Make Whole Call:

The Securities will be redeemable at the Issuer’s option at any time or from time to time at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 0.35%, plus (B) accrued and unpaid interest to, but excluding, the redemption date.

Change of Control Put:	At 101% upon occurrence of Change of Control Triggering Event

Joint Book-Running Managers:	J.P. Morgan Securities Inc. SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	Banc of America Securities LLC RBS Securities Inc. Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Mizuho Securities USA Inc. Morgan Keegan & Company, Inc.

CUSIP/ISIN Numbers:	294429AH8 US294429AH86

*A securities rating is not a recommendation to buy, sell or hold these notes. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, J.P. Morgan Securities Inc. or SunTrust Robinson Humphrey, Inc.  can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.